Exhibit 4.1

September 23, 2019

Holder of Series A Preferred Stock Warrants and/or Series B Preferred Stock Warrants (the “Holder”)

[•]

Re:                             Amendment to Warrants

Dear Holder:

Reference is made to the (i) underwritten public offering consummated by Onconova Therapeutics, Inc. (the “Company”) on February 12, 2018, pursuant to which the Holder purchased certain preferred stock warrants to purchase up to an aggregate of [•] shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share, at an exercise price of $6.69375 per share (the “Series A Preferred Stock Warrants”), and (ii) underwritten public offering consummated by the Company on May 1, 2018, pursuant to which the Holder purchased certain preferred stock warrants to purchase up to an aggregate of [•] shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share, at an exercise price of $6.375 per share (the “Series B Preferred Stock Warrants”).

This letter confirms that, in consideration for the Holder’s participation in the registered direct offering made pursuant to that certain securities purchase agreement dated as of the date hereof (the “Purchase Agreement”), for the aggregate of [•] shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, the Company hereby amends (i) [•] Series A Preferred Stock Warrants and (ii) [•] Series B Preferred Stock Warrants held by the Holder, as follows: (i) the Exercise Price (as defined in each respective warrant) is amended to $1.60; and (ii) the Termination Date (as defined in each respective warrant) is amended to December 31, 2022.

The amendments set forth in this letter are effective upon the closing of the transactions contemplated in the Purchase Agreement.

The Company agrees to file a prospectus supplement to each of its registration statements (File Nos. 333-222374 and 333-221684) to disclose the amendments herein and to include disclosure of the amendments herein in the press release and Form 8-K pursuant to Section 4.4 of the Purchase Agreement.

The Company agrees to promptly deliver to the Holder, upon request, amended Series A Preferred Stock Warrants and/or Series B Preferred Stock Warrants that reflect the amendments herein in exchange for the surrender for cancellation of the Holder’s Series A Preferred Stock Warrants and/or Series B Preferred Stock Warrants to be amended as provided herein.

Except as expressly set forth hereunder, the terms and provisions of the Holder’s Series A Preferred Stock Warrants and/or Series B Preferred Stock Warrants shall remain in full force and effect after the execution of this agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.

This agreement may be executed in two or more counterparts and by facsimile or “.pdf” signature

375 Pheasant Run	www.onconova.com	Phone: 267 759 3680
Newtown, PA 18940		Fax: 267 759 3681

or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

The amendments set forth herein are subject to the consummation of the offering pursuant to the Purchase Agreement between the Company and the Holder. In the event that such offering is not consummated on or before the 5th trading day following the date hereof, the amendments set forth herein shall be null and void and the provisions of the Series A Preferred Stock Warrants and/or Series B Preferred Stock Warrants in effect prior to the date hereof shall remain in effect.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ONCONOVA THERAPEUTICS, INC.

By:
Name:
Title:

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory: